CEL-SCI CORPORATION

                          Common Stock

   THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK.  SEE "RISK FACTORS".

          THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED
BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
COMMISSION, NOR HAS THE COMMISSION OR ANY STATE SECURITIES
COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
PROSPECTUS.  ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL
OFFENSE.

   This Prospectus relates to approximately 2,016,500 shares (the "Shares") of common stock (the "Common Stock") of CEL-SCI Corporation (the "Company") which may be issued pursuant to certain employee incentive plans adopted by the Company. The employee incentive plans provide for the grant, to selected employees of the Company and other persons, of either stock bonuses or options to purchase shares of the Company's Common Stock. Persons who received Shares pursuant to the Plans and who are offering such Shares to the public by means of this Prospectus are referred to as the "Selling Shareholders".

          The Company has Incentive Stock Option Plans, Non-Qualified Stock Option Plans and a Stock Bonus Plan. The Company also has outstanding options which were granted pursuant to the terms of a stock option plan which was terminated in 1992 (the "1987 Stock Option and Bonus Plan"). In some cases the plans described above are collectively referred to as the "Plans". The terms and conditions of any stock bonus and the terms and conditions of any options, including the price of the shares of Common Stock issuable on the exercise of options, are governed by the provisions of the respective Plans and the stock bonus or stock option agreements between the Company and the Plan participants.

          The Selling Shareholders may offer the shares from time to time in negotiated transactions in the over-the-counter market, at fixed prices which may be changed from time to time, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The Selling Shareholders may effect such transactions by selling the Shares to or through securities broker/dealers, and such broker/dealers may receive compensation in the form of discounts, concessions, or commissions from the Selling Shareholders and/or the purchasers of the Shares for whom such broker/dealers may act as agent or to whom they sell as principal, or both (which compensation as to a particular broker/dealer might be in excess of customary commissions). See "Selling Shareholders" and "Plan of Distribution".

          None of the proceeds from the sale of the Shares by the Selling Shareholders will be received by the Company. The Company has agreed to bear all expenses (other than underwriting discounts, selling commissions and fees and expenses of counsel and other advisers to the Selling Shareholders). The Company has agreed to indemnify the Selling Shareholders against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the "Securities Act").

          The date of this Prospectus is May   , 1997.

                      AVAILABLE INFORMATION

     The Company is subject to the information requirements of the Securities Exchange Act of 1934 (the "Exchange Act") and in accordance therewith, files reports and other information with the Securities and Exchange Commission (the "Commission"). Proxy statements, reports and other information concerning the Company can be inspected and copied at Room 1024 of the Commission's office at 450 Fifth Street, N.W., Washington, D.C. 20549, and the Commission's Regional Offices in New York (7 World Trade Center, Suite l300, New York, New York 10048), and Chicago (Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511), and copies of such material can be ob-tained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. Certain information concerning the Company is also available at the Internet Web Site maintained by the Securities and Exchange Commission at www.sec.gov. This Prospectus does not contain all information set forth in the Registration Statement of which this Prospectus forms a part and exhibits thereto which the Company has filed with the Commission under the Securities Act and to which reference is hereby made.

               DOCUMENTS INCORPORATED BY REFERENCE

     The Company will provide, without charge, to each person to whom a copy of this Prospectus is delivered, including any beneficial owner, upon the written or oral request of such person, a copy of any or all of the documents incorporated by reference herein (other than exhibits to such documents, unless such exhibits are specifically incorporated by reference into this Prospectus). Requests should be directed to:

                       CEL-SCI Corporation
                      66 Canal Center Plaza
                           Suite 510
                    Alexandria, Virginia  223l4
                         (703) 549-5293
                      Attention:  Secretary

     The following documents filed with the Commission by the Company (Commission File No. 0-11503) are hereby incorporated by reference into this Prospectus:

     (1) The Company's Annual Report on Form 10-K/A for the fiscal year ended September 30, 1996; and

     (2) The Company's Quarterly Report on Form 10-Q for the fiscal quarter ended December 31, 1996.

     (3)  Proxy Statement relating to the June 3, 1997 Annual
Meeting of Shareholders.

     All documents filed with the Commission by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering registered hereby shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the date of the filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this Prospectus to the extent that a statement contained herein or in any subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

                        TABLE OF CONTENTS
                                                         PAGE
THE COMPANY ............................................   5

RECENT DEVELOPMENTS CONCERNING THE COMPANY WHICH HAVE
NOT BEEN REFLECTED IN REPORTS FILED WITH THE SECURITIES
AND EXCHANGE COMMISSION ................................   6

RISK FACTORS ...........................................   7

DILUTION AND COMPARATIVE SHARE DATA ....................  11

USE OF PROCEEDS ........................................  15

SELLING SHAREHOLDERS ...................................  15

PLAN OF DISTRIBUTION ...................................  18

DESCRIPTION OF COMMON STOCK ............................  19

GENERAL ................................................  19

                           THE COMPANY

     CEL-SCI Corporation (the "Company") was formed as a Colorado corporation in 1983. The Company is involved in the research and development of certain drugs and vaccines. The Company's first product, MULTIKINETM, manufactured using the Company's proprietary cell culture technologies, is a combination, or "cocktail", of natural human interleukin-2 ("IL-2") and certain lymphokines and cytokines. MULTIKINE is being tested to determine if it is effective in improving the immune response of advanced cancer pantients. The Company's second product, HGP-30, is being tested to determine if it is an effective treatment/ vaccine against the AIDS virus. In addition, the Company recently acquired a new patented T-cell Modulation Process which uses "heteroconjugates" to direct the body to chose a specific immune response. The Company intends to use this new technology to improve the cellular immune response of persons vaccinated with HGP-30 and to develop a potential tuberculosis ("TB") treatment/vaccine.

     Before human testing can begin with respect to a drug or biological product, preclinical studies are conducted in laboratory animals to evaluate the potential efficacy and the safety of a product. Human clinical studies generally involve a three-phase process. The initial clinical evaluation, Phase I, consists of administering the product and testing for safe and tolerable dosage levels. Phase II trials continue the evaluation of immunogenicity and determine the appropriate dosage for the product, identify possible side effects and risks in a larger group of subjects, and provide preliminary indi- cations of efficacy. Phase III trials consist of testing for actual clinical efficacy for safety within an expanded group of patients at geographically dispersed test sites.

     In March 1995, the Canadian Health Protection Branch, Health and Welfare Ministry gave clearance to the Company to start a phase I/II cancer study using MULTIKINE. The study, which will enroll up to 30 head and neck cancer patients who have failed conventional treatments, will be conducted at several sites in the United States and Canada and is designed to evaluate safety, tumor responses and immune responses in patients treated with multiple courses of MULTIKINE. The length of time that each patient will remain on the investigational treatment will depend on the patient's response to treatment.

     In February 1996 the FDA authorized the Company to conduct two human clinical studies using MULTIKINE and focusing on prostate and head and neck cancer. The prostate study is being conducted at Jefferson Hospital in Philadelphia, Pennsylvania and will involve up to 15 prostate cancer patients who have failed on hormonal therapy. The head and neck cancer study will involve up to 30 cancer patients who have failed using conventional therapies. The head and neck cancer study in the U.S. is being conducted in conjunction with the Company's Canadian head and neck cancer study.

     Viral Technologies, Inc. ("VTI"), a wholly-owned subsidiary of the Company, is engaged in the development of a possible treatment/vaccine for AIDS. VTI's technology may also have application in the treatment of AIDS-infected individuals and the diagnosis of AIDS. VTI's AIDS treatment/ vaccine,

HGP-30, has completed certain Phase I human clinical trials. In the Phase I trials, the vaccine was administered to volunteers who were not infected with the HIV virus in an effort to determine safe and tolerable dosage levels.

      In April 1995 VTI, with the approval of the California Department of Health Services Food and Drug Branch
(FDB), began another clinical trial in California using volunteers who received two vaccinations. The volunteers re-ceiving the two lowest dosage levels were asked to donate blood for a SCID mouse HIV challenge study. The SCID mouse is considered to be the best available animal model for HIV because it lacks its own immune system and therefore permits human cell growth. White blood cells from the five (5) vaccinated volunteers and from normal donors were injected into groups of SCID mice. They were then challenged with high levels of a different strain of the HIV virus than the one from which HGP-30 is derived. Infection by virus was determined and confirmed by two different assays, p24 antigen, a component of the virus core, and reverse transcriptase activity, an enzyme critical to HIV replication. Approximately 78% of the SCID mice given blood from vaccinated volunteers showed no HIV infection after virus challenge as compared to 13% of the mice given blood from unvaccinated donors.

         Product licensure in a foreign country or under state authority does not mean that the product will be licensed by the FDA and there are no assurances that the Company or VTI will receive any approval of the FDA or any other governmental entity for the manufacturing and/or marketing of a product. Con-sequently, the commencement of the manufacturing and marketing by the Company or VTI of any product is, in all likelihood, many years away.

         The lack of government approval for the Company's or VTI's products will prevent the Company and VTI from generally marketing their products. Delays in obtaining government approval or the failure to obtain government approval may have a material adverse impact upon the Company's operations.

         All of the Company's products are in the early stages of development. The Company does not expect to develop commercial products for several years, if at all. The Company has had operating losses since its inception, had an accumulated deficit of approximately $(31,577,000) at December 31, 1996, and expects to incur substantial losses for the foreseeable future.

         The Company's executive offices are located at 66
Canal Center Plaza, Suite 510, Alexandria, Virginia 22314, and its telephone number is (703) 549-5293.

        As of March 31, 1997 the Company had 9,444,628 shares of Common Stock issued and outstanding.

     RECENT DEVELOPMENTS CONCERNING THE COMPANY WHICH HAVE NOT
BEEN REFLECTED IN REPORTS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION

Acquisition of MULTIKINE Technology

         The MULTIKINE technology being tested by the Company was developed by a group of researchers and was assigned, during l980 and l98l, to Hooper

Trading Company, N.V., a Netherlands Antilles' corporation ("Hooper"), and Shanksville Corporation, also a Netherlands Antilles corporation ("Shanksville"). The MULTIKINE technology assigned to Hooper and Shanksville was licensed to Sittona Company, B.V., a Netherlands corporation ("Sittona"), effective September, l982 pursuant to a licensing agreement which required Sittona to pay Hooper and Shanksville royalties on income received by Sittona with respect to the MULTIKINE technology. In l983, Sittona licensed the MULTIKINE Technology to the Company and received from the Company a $1,400,000 advance royalty payment. At such time as the Company generated revenues from the sale or sublicense of this technology, the Company was required to pay royalties to Sittona equal to l0% of net sales and l5% of the licensing royalties received from third parties. In that event, Sittona, pursuant to its licensing agreements with Hooper and Shanksville, was required to pay to those companies a minimum of l0% of any royalty payments received from the Company. The license agreement with Sittona also required the Company to bear the expense of preparing, filing and processing patent applications and to obtain and maintain patents in the United States and foreign countries on all inventions, developments and improvements made by or on behalf of the Company relating to the MULTIKINE technology. The license was to remain in effect until the expiration or abandonment of all patent rights or until the MULTIKINE technology entered into the public domain, whichever was later.

     Prior to October, 1996, Maximilian de Clara, an Officer, Director and shareholder of the Company, owned 50% and 30%, respectively, of Hooper and Shanksville. Between 1985 and October 1996 Mr. de Clara owned all of the issued and outstanding stock of Sittona. In October 1996, Mr. de Clara disposed of his interest in Hooper, Shanksville and Sittona.

     In January 1997 Hooper and Shanksville sold all of their rights in the MULTIKINE technology to Sittona. Immediately following these transactions, Sittona sold all of its rights in the MULTIKINE technology to the Company, including all rights acquired from Hooper and Shanksville, in consideration for $500,000 in cash and 751,678 shares of the Company's common stock. The shares of the Company's Common Stock acquired by Sittona as a result of this transaction are being offered to the public by means of a separate registration statement.

                          RISK FACTORS

     The securities offered hereby represent a speculative investment and involve a high degree of risk. Therefore, prospective investors should read this Prospectus and carefully consider, among others, the following risk factors in addition to the other information set forth in this Prospectus prior to making an investment.

     Offering Proceeds.  This Offering is being made by certain
Selling Shareholders. The Company will not receive any proceeds from the sale of the shares by the Selling Shareholders.

     Lack of Revenues and History of Loss. The Company has had only limited revenues since it was formed in 1983. Since the date of its formation and through December 31, 1996, the Company has incurred net losses of approximately $(31,577,000). During the years ended September 30, 1994, 1995 and 1996 the Company suffered losses of $(4,426,876), $(3,878,638) and $(6,326,666) respectively. The Company has relied principally upon the proceeds of public and private sales of securities to finance its activities to date. All of the Company's potential products are in the early stages of development, and any commercial sale of these products will be many years away. Accordingly, the Company expects to incur substantial losses for the foreseeable future.

     Need for Additional Capital. Clinical and other studies necessary to obtain approval of a new drug can be time consuming and costly, especially in the United States, but also in foreign countries. The different steps ne- cessary to obtain regulatory approval, especially that of the Food and Drug Administration ("FDA"), involve significant costs. The Company expects that it will need additional financing in order to fund the costs of future clinical trials, related research, and general and administrative expenses. The Company may be forced to delay or postpone development and research expenditures if the Company is unable to secure adequate sources of funds. These delays in development may have an adverse effect on the Company's ability to produce a timely and competitive product. There can be no assurance that the Company will be able to obtain additional funding from other sources.

     Viral Technologies, Inc. ("VTI"), a wholly-owned subsididary of the Company, is dependent upon funding from the Company for its operations and research programs.

     Cost Estimates. The Company's estimates of the costs associated with future clinical trials and research may be substantially lower than the actual costs of these activities. If the Company's cost estimates are incorrect, the Company will need additional funding for its research efforts.

     Government Regulation - FDA Approval. Products which may be developed by the Company or Viral Technologies, Inc. (or which may be developed by affiliates or licensees) will require regulatory approvals prior to sale. In particular, therapeutic agents and diagnostic products are subject to approval, prior to general marketing, by the FDA in the United States and by comparable agencies in most foreign countries. The process of obtaining FDA and corresponding foreign approvals is costly and time consuming, particularly for pharmaceutical products such as those which might ultimately be developed by the Company, Viral Technologies, Inc. or its licensees, and there can be no assurance that such approvals will be granted. Any failure to obtain or any delay in obtaining such approvals may adversely affect the ability of potential licensees or the Company to successfully market any products developed. Also, the extent of adverse government regulations which might arise from future legislative or administrative action cannot be predicted. The clinical trial which the Company's affiliate, Viral Technologies, Inc., is conducting in California is regulated by government agencies in California and obtaining approvals from states for clinical trials is likewise expensive and time consuming.

     Dependence on Others to Manufacture Product. The Company has an agreement with an unrelated corporation for the production, until 1997, of MULTIKINE for research and testing purposes. At present, this is the Company's only source of MULTIKINE. If this corporation could not, for any reason, supply the Company with MULTIKINE, the Company estimates that it would take approximately six to ten months to obtain supplies of MULTIKINE under an alternative manufacturing arrangement. The Company does not know what cost it would incur to obtain this alternative source of supply.

     Technological Change. The biomedical field in which the Company is involved is undergoing rapid and significant technological change. The successful development of therapeutic agents and diagnostic products from the compounds, compositions and processes licensed to the Company, through Company financed research or as a result of possible licensing arrangements with pharmaceutical or other companies, will depend on its ability to be in the technological forefront of this field. There can be no assurance that the Company will achieve or maintain such a competitive position or that other technological developments will not cause the Company's proprietary technologies to become uneconomical or obsolete.

     Patents. Since 1983 the Company has filed applications for United States and foreign patents covering certain aspects of the technology. As of the date of this Prospectus nine patents have been issued in the United States and four patents have been issued in Europe. There is no assurance that the applications still pending or which may be filed in the future will result in the issuance of any patents. Furthermore, there is no assurance as to the breadth and degree of protection any issued patents might afford the owners of the patents and the Company. Disputes may arise between the Company and others as to the scope, validity and ownership rights of these or other patents. Any defense of the patents could prove costly and time consuming and there can be no assurance that the Company will be in a position, or will deem it advisable, to carry on such a defense. Other private and public concerns, including uni- versities, may have filed applications for, or may have been issued, patents and are expected to obtain additional patents and other proprietary rights to technology potentially useful or necessary to the Company. The scope and validity of such patents, if any, the extent to which the Company may wish or need to acquire the rights to such patents, and the cost and availability of such rights are presently unknown. Also, as far as the Company relies upon unpatented proprietary technology, there is no assurance that others may not acquire or independently develop the same or similar technology. The Company's first patent will expire in the year 2000. Since the Company's IND application relating to MULTIKINE has only recently been cleared by the FDA, and since the Company does not know if it will ever be able to sell Multikine on a commercial basis, the Company cannot predict what effect the expiration of this patent will have on the Company. Notwithstanding the above, the Company believes that later issued patents will protect the technology associated with Multikine past the year 2000.

     Product Liability and Lack of Insurance.  Although the
Company has product liability insurance for MULTIKINE and its HGP-30 vaccines, the successful prosecution of a product liability case against the Company could have a materially adverse effect upon its business if the amount of any judgment exceeds the Company's insurance coverage.

     Dependence on Management and Scientific Personnel. The Company is dependent for its success on the continued availability of its executive officers. The loss of the services of any of the Company's executive officers could have an adverse effect on the Company's business. The Company does not carry key man life insurance on any of its officers. The Company's future success will also depend upon its ability to attract and retain qualified scientific personnel. There can be no assurance that the Company will be able to hire and retain such necessary personnel.

     Shares Available for Resale. As of March 3l, 1997, there were 9,444,628 shares of the Company's Common Stock issued and outstanding. Approximately 150,000 of these shares (excluding the shares offered by this prospectus) have not been registered under the Securities Act of l933, as amended (the "Act"), and are "restricted securities" as defined by Rule l44 of the Act. Rule l44 provides, in essence, that shareholders, after holding restricted securities for a period of one year may, every three months, sell in ordinary brokerage transactions an amount equal to the greater of l% of the Company's then outstanding Common stock or the average weekly trading volume, if any, of the stock during the four calendar weeks preceding the sale. Non-affiliates of the Company who hold restricted securities for a period of two years may, under certain prescribed conditions, sell their securities without regard to any of the requirements of the Rule. As of the date of this Prospectus, substantially all shares of restricted stock were available for resale pursuant to Rule l44. Sales of restricted stock may have a depressive effect on the market price of the Company's Common Stock. Such sales might also impede future financing by the Company.

     Options, Warrants and Convertible Securities. The Company has issued options, warrants and other convertible securities ("Derivative Securi- ties") which allow the holders to acquire additional shares of the Company's Common Stock. In some cases the Company has agreed that, at its expense, it will make appropriate filings with the Securities and Exchange Commission so that the securities underlying certain Derivative Securities will be available for public sale. Such filings could result in substantial expense to the Company and could hinder future financings by the Company.

     For the terms of these Derivative Securities, the holders thereof will have an opportunity to profit from any increase in the market price of the Company's Common Stock without assuming the risks of ownership. Holders of such Derivative Securities may exercise and/or convert them at a time when the Company could obtain additional capital on terms more favorable than those provided by the Derivative Securities. The exercise or conversion of the Derivative Securities will dilute the voting interest of the owners of presently outstanding shares of the Company's Common Stock and may adversely affect the ability of the Company to obtain additional capital in the future. The sale of the shares of Common Stock issuable upon the exercise or conversion of the Derivative Securities could adversely affect the market price of the Company's stock. See "Dilution and Comparative Share Data".

     Competition. The competition in the research, development and commercialization of products which may be used in the prevention or treatment of cancer and AIDS is intense. Major pharmaceutical and chemical companies, as well as specialized genetic engineering firms, are developing products for these diseases. Many of these companies have substantial financial, research and development, and marketing resources and are capable of providing signifi- cant long-term competition either by establishing in-house research groups or by forming collaborative ventures with other entities. In addition, both smaller companies and non-profit institutions are active in research relating to cancer and AIDS and are expected to become more active in the future.

     Lack of Dividends. There can be no assurance that the operations of the Company will result in any revenues or will be profitable. At the present time, the Company intends to use available funds to finance any possible growth of the Company's business. Accordingly, while payment of dividends on the Company's Common Stock rests within the discretion of the Board of Directors, no common stock dividends have been declared or paid by the Company. The Company does not presently intend to pay dividends on its common stock and there can be no assurance that dividends will ever be paid.

     Dilution. Persons purchasing the securities offered by this Prospectus will suffer an immediate dilution in the per share net tangible book value of their Common Stock.

     Preferred Stock. The Company's Articles of Incorporation authorize the Company's Board of Directors to issue up to 200,000 shares of Preferred Stock. The provisions in the Company's Articles of Incorporation relating to the Preferred Stock would allow the Company's directors to issue Preferred Stock with multiple votes per share and dividends rights which would have priority over any dividends paid with respect to the Company's Common Stock. The issuance of Preferred Stock with such rights may make the removal of management difficult even if such removal would be considered beneficial to shareholders generally, and will have the effect of limiting shareholder participation in certain transactions such as mergers or tender offers if such transactions are not favored by incumbent management.

               DILUTION AND COMPARATIVE SHARE DATA

     As of March 31, 1997, the Company had 9,444,628 shares of its Common Stock outstanding with a net tangible book value
(total assets less total liabilities and intangible assets) of approximately $0.90 per share.

     The net tangible book value of a share of the Company's Common Stock is substantially less than the price which investors will pay for the shares offered by this Prospectus. The difference between the price paid by persons who purchase the Securities offered by this Prospectus and the net tangible book value of the Company's Common Stock is the dilution attributable to each share of Common Stock.

     "Net tangible book value per share" is the amount that results from subtracting the total liabilities and intangible assets of the Company from its total assets and dividing such amount by the shares of Common Stock then outstanding.

      The following table reflects the additional shares
which may be issued as a result of the exercise of outstanding options and warrants or the conversion of other securities
issued by the Company.
                                                 Number of       Note
                                                   Shares      Reference

      Outstanding as of March 31, 1997           9,444,628
  Other Shares Which May Be Issued:

      Shares issuable upon conversion of
      the Company's Series C preferred stock,
      assuming conversion price of
      $4.00 per share                             587,500         A

      Shares issuable upon exercise of
        Series A and Series B Warrants            759,526         A

      Shares issuable upon conversion of Series
        B Preferred stock, assuming conversion
        price of $4.00 per share                   62,500         B

      Shares issuable upon exercise of warrants
        to be held by former holders of the
        Company's Series B Preferred Stock.
                                                   99,750         B

      Shares issuable upon exercise of
        warrants issued to Selling Agent,
        or its assigns, in connection
        with the Company's June and
        September 1995 Private Offerings          16,120          C

      Shares issuable upon exercise of
        warrants issued to Selling Agent,
        or its assigns, in connection
        with the Company's August 1996
        Private Offering                         15,355           D

      Shares issuable upon exercise of
        warrants sold in Company's 1992
        Public Offering                       1,035,000           E

      Shares issuable upon exercise of
        options granted to Company's officers,
        directors, employees and consultants  1,235,550           F

      Shares outstanding (pro forma basis)   13,255,929

A. In December 1996 the Company raised $2,850,000 from the sale of units consisting of 2,850 shares of the Comany's Series C Preferred Stock, 379,763 Series A Warrants and 379,763 Series B Warrants. The Series C Preferred Shares are convertible into shares of the Company's Common Stock on the basis of one share of Preferred Stock for shares of Common Stock equal in number to the amount determined by dividing $1,000 by the 85% of Closing Price of the Company's Common Stock (the "Conversion Price"). The term "Closing Price" is defined as the average closing bid price of the Company's Common Stock over the five-day trading period ending on the day prior to the conversion of the Preferred Stock. Beginning 90 days after December 17, 1996, one half of the Series C Preferred Shares are convert- ible into shares of the Company's common stock. All preferred shares are convertible into shares of the Company's common stock beginning 180 days after December 17, 1996, provided however that if the closing bid price of the Company's common stock trades for more than $8.00 at any time, then all shares of Preferred Stock will thereafter be immediately convertible into shares of the Company's common stock. Notwithstanding the above, the Conversion Price may not be more than $4.00. Any Preferred Shares which are outstanding on December 15, 1998 will be automatically converted into shares of the Company's Common Stock, provided that the shares of Common Stock issuable upon the conversion of the Preferred Shares have been registered for public sale and the Company's Common Stock is listed on a national exchange. Each Series A Warrant entitles the holder to purchase one share of the Company's common stock at a price fo $4.50 per share at any time prior to March 15, 1998. Each Series B Warrant entitles the holder to purchase one share of the Company's common stock at a price of $4.50 per share at any time prior to March 15, 1999. By means of a separate Registration Statement, the shares issuable upon the conversion of the Series C Preferred Shares and the exercise of the Warrants are being offered for public sale. In March 1997 500 Series C Preferred Shares were converted into 125,000 shares of the Company's common stock.

B. In August 1996 the Company sold, in a private transaction, 5,000 shares of its Series B Preferred Stock (the "Preferred
    Shares") for $5,000,000 or $1,000 per share. At the purchasers' option, up to 2,500 Preferred Shares were convertible, on or after November 7, 1996 (the "Effective Date"), into shares of the Company's Common Stock on the basis of one share of Preferred
    Stock for shares of Common Stock equal in number to the amount determined by dividing $1,000 by 87% of the Closing Price of the Company's Common Stock. All Preferred Shares are convertible, on or after 40 days from the Effective Date, on the basis of one share of Preferred Stock for shares of the Company's Common Stock equal in number of the amount determined by dividing $1,000 by 85% of the Closing Price of the Company's Common Stock. The term "Closing Price" is defined as the average closing bid price of the Company's Common Stock over the five-day trading period ending on the day prior to the conversion of the Preferred Stock. Notwithstanding the above, the conversion price may not be less than $3.60 nor more than $14.75. The Preferred Shares, if issued, are entitled to a quarterly divi- dend of $17.50 per share. Any Preferred Shares which are outstanding on November 7, 1998 will be automatically converted into shares of the Com- pany's Common
    Stock. By means of a separate Registration Statement filed with the Securities and Exchange Commission, the shares issuable upon the conversion of the Series B Preferred Shares have bee registered for public sale. Prior to December 20, 1996 1,900 Series B Preferred Shares were converted into 527,774 shares of the Company's common stock. In December 1996 the Company repurchased 2,850 Series B Preferred Shares for $2,850,000 plus warrants which allow the holders to purchase up to 99,750 shares of the Company's common stock for $4.25 per share at any time prior to December 15, 1999.
    The Company raised the funds required for this repurchase from the sale of its Series C Preferred Stock.

C. In connection with the Company's June and September Private Offerings, Neidiger/Tucker/Bruner, Inc., the Sales Agent for these offerings, received a commission, a non-accountable expense allowance and warrants to purchase (i) 57,500 shares of the Company's Common Stock at $2.00 per share, (ii) 57,500 shares at $2.40 per share, and (ii) an additional 115,000 shares at $3.25 per share. Prior to the date of this Prospectus the Sales Agent (and/or its assigns) collectively exercised Warrants pertaining to 213,880 shares of the Company's Common Stock. By means of a separate Registration Statement, the shares of Common Stock issuable upon the exercise of the remaining Warrants issued to the Sales Agent have been registered for public sale.

D.  In connection with the Company's August l996 Private
    Offering, Shoreline Pacific Institutional Finance, the Sales Agent for such offering, received a commission plus warrants to purchase 15,355 shares of the Company's Com- mon Stock at $6.51 per share. By means of a separate Registration State- ment, the shares of Common Stock issuable upon the exercise of the Warrants issued to the Sales Agent (or its assigns) have been registered for public sale.

E. In connection with the Company's February, 1992 public offering, the Company issued 5,175,000 Warrants. Every five Warrants entitle the holder to purchase one share of the Company's Common Stock at a price of $6.00 per share prior to February 7, 1998. The Company, upon 30-days notice, may accelerate the expiration date of the Warrants, provided, however, that at the time the Company gives such notice of acceleration (1) the Company has in effect a current registration statement covering the shares of Common Stock issuable upon the exercise of the Warrants and (2) at any time during the 30 day period preceding such notice, the average closing bid price of the Company's Common Stock has been at least 20% higher than the warrant exercise price for 15 consecutive trading days. If the expiration date is accelerated, all Warrants not exercised within the 30-day period will expire. The exercise price of the Warrants may not be increased during the term of the Warrants, but the exercise price may be decreased at the dis- cretion of the Company's Board of Directors by giving each Warrant holder notice of such decrease. The exercise period for the Warrants may be extended by the Company's Board of Directors giving notice of such extension to each Warrant holder of record.

F. The options are exercisable at prices ranging from $2.38 to $19.70 per share. The Company may also grant options to purchase 740,907 additional shares under its Incentive Stock Option and Non-Qualified Stock Option Plans.

                         USE OF PROCEEDS

     All of the shares offered by this Prospectus are being offered by certain owners of the Company's Common Stock (the Selling Shareholders) and were issued by the Company in connection with the Company's employee stock bonus or stock option plans. None of the proceeds from this offering will be received by the Company. Expenses expected to be incurred by the Company in connection with this offering are estimated to be approximately $10,000. The Selling Shareholders have agreed to pay all commissions and other compensation to any securities broker/dealers through whom they sell any of the Shares.

                      SELLING SHAREHOLDERS

     The Company has issued (or may in the future issue) shares of its common stock to various persons pursuant to certain employee incentive plans adopted by the Company. The employee incentive plans provide for the grant, to selected employees of the Company and other persons, of either stock bonus- es or options to purchase shares of the Company's Common Stock. Persons who received Shares pursuant to the Plans and who are offering such Shares to the public by means of this Prospectus are referred to as the "Selling Share- holders".

     The Company has adopted a number of Stock Option Plans as well as a Stock Bonus Plan. A summary description of these Plans follows. In some cases these Plans are collectively referred to as the "Plans".

     Incentive Stock Option Plans. The Company has three Incentive Stock Option Plans which collectively authorize the issuance of up to 800,000 shares of the Company's Common Stock to persons that exercise options granted pursuant to the Plan. Only Company employees may be granted options pursuant to the In centive Stock Option Plan.

     Non-Qualified Stock Option Plans. The Company has four Non-Qualified Stock Option Plans which collectively authorize the issuance of up to l,360,000 shares of the Company's Common Stock to persons that exercise options granted pursuant to the Plans. The Company's employees, directors, officers, consultants and advisors are eligible to be granted options pursuant to the Plans, provided however that bona fide services must be rendered by such consultants or advisors and such services must not be in connection with the offer or sale of securities in a capital-raising transaction. The option exercise price is determined by the Committee but cannot be less than the market price of the Company's Common Stock on the date the option is granted.

     Stock Bonus Plan. The Company has a Stock Bonus Plan which allows for the issuance of up to 40,000 shares of Common Stock. Such shares may consist, in whole or in part, of authorized but unissued shares, or treasury shares. Under the Stock Bonus Plan, the Company's employees, directors, officers, consultants and advisors are eligible to receive a grant of the Company's shares, provided however that bona fide services must be rendered by consultants or advisors and such services must not be in connection with the offer or sale of securities in a capital-raising transaction.

          As of March 31, 1997, 1,500 shares had been issued pursuant to the Company's 1992 Stock Bonus Plan. All of these shares were issued during the fiscal year ending September 30, 1994.

          Prior Stock Option and Bonus Plan. The Company previously had in effect a Stock Option and Bonus Plan ("the 1987 Plan") which provided for the grant to the Company's officers, directors, employees and consultants of either (i) shares of the Company's Common Stock for services rendered or (ii) options to purchase shares of Common Stock. The 1987 Plan was terminated by the Company in 1992. Since the 1987 Plan was terminated, no further options will be granted and no further bonus shares will be issued pursuant to the 1987 Plan. However, options previously granted may nevertheless still be exercised according to the terms of the options. Prior to the termination of the 1987 Plan, the Company granted options to purchase 189,250 shares of the Company's Common Stock. In June, 1995 the Company cancelled options to purchase 176,250 shares that had previously been granted under this Plan and reissued options for the same number of shares under the Company's other stock option plans. See "Option Summary" below.

          Adjustment of Exercise Prices. In June 1995 the Company lowered the exercise price on options held by all of the Company's officers, directors and employees to $2.87 per share. The options subject to this repricing allowed for the purchase of up to 444,250 shares of the Company's Common Stock and included options previously granted to those persons listed below. The Company's Board of Directors lowered the exercise of these options since at the time of repricing (June 10, 1995), the options no longer provided a benefit to the option holders due to the difference between the exercise price of the options and the market price of the Company's Common Stock.

          Option Summary. The following sets forth certain information, as of March 3l, 1997, concerning the stock options granted by the Company. Each option represents the right to purchase one share of the Company's Common Stock.

                                     Total Shares Shares Reserved  Remaining
                                     Reserved     for Outstanding  Options
Name of Plan                         Under Plan   Options          Under Plan
1987 Stock Option and Bonus Plan      200,000        7,000            (1)
1992 Incentive Stock Option Plan      100,000       83,216            2,783
1992 Non-Qualified Stock Option Plan   60,000       34,500               -
1994 Incentive Stock Option Plan      100,000      100,000               -
1994 Non-Qualified Stock Option Plan  100,000       50,583            2,750
1995 Non-Qualified Stock Option Plan  800,000      631,751           63,874
1996 Incentive Stock Option Plan      600,000      158,500          441,500
1996 Non-Qualified Stock Option Plan  400,000      170,000          230,000
TOTAL:                                           1,235,550          740,907

(1) This Plan was terminated in 1992 and as a result, no new options will be granted pursuant to this Plan.

               The following table summarizes the options granted to the Company's officers, directors, employees and consultants pursuant to the Plans:

           Name of              Shares Subject to Options Which
         Option Holder          Have Been Granted to Date (1)

       Maximilian de Clara             148,333
       Geert R. Kersten                518,750
       Patricia B. Prichep              96,000
       M. Douglas Winship               67,000
       Eyal Talor, Ph.D                 76,666
       Prem Sarin, Ph.D                 34,500
       Daniel Zimmerman, Ph.D           15,000
       Mark Soresi                     111,500
       F. Donald Hudson                 99,000
       Employees and Consultants
          to Company                    68,801

(1) The options issued to the Company's officers and directors are exercisable at prices ranging from $2.38 to $5.62 per share. The other options issued to certain employees of and consultants to the Company are exercisable at prices ranging from $2.38 to $19.70 per share.

        Shares issuable upon the exercise of options granted to the Company's officers and directors pursuant to the Plans, as well as shares issued pursuant to the Stock Bonus Plan, are being offered by means of this Prospectus. The following table provides certain information concerning the shareholdings of the Company's officers and directors and the shares offered by means of this Prospectus.

                                                    Number of Shares
                    Number of   Number of Shares    to be Beneficial-
Name of              Shares      Being Offered      ly Owned on Com-   Percent
Selling             Beneficial-  Bonus    Option    pletion of the      of
Shareholder         ly Owned     Shares   Shares(2) Offering           Class

Maximilian de Clara     --         --      148,333      --              --
Geert R. Kersten    104,940        --      518,750   104,940           5.6%
Patricia B. Prichep   3,030        --       96,000     3,030             *
M. Douglas Winship      --         --       67,000      --              --
Eyal Talor, Ph.D      1,500      1,500      76,666      --              --
Prem Sarin, Ph.D        --         --       34,500      --              --
Daniel Zimmerman, Ph.D  --      15,000         --       --              --
Mark V. Soresi        1,875        --      111,500     1,875             *
F. Donald  Hudson       --         --       99,000      --              --

*    Less than 1%.

(1) Includes shares held in trusts for the benefit of Mr. Kersten's children.

(2) Represents shares issued or issuable upon exercise of stock options.

     Mr. de Clara and Mr. Kersten are officers and directors of the Company. Ms. Prichep, Mr. Winship and Dr. Talor are officers of the Company. Mr. Soresi and Mr. Hudson are directors of the Company.

     Each Selling Shareholder has represented that the Shares were purchased for investment and with no present intention of distributing or reselling such Shares. However, in recognition of the fact that holders of restricted securities may wish to be legally permitted to sell their Shares when they deem appropriate, the Company has filed with the Commission under the Securities Act of 1933 a Form S-8 registration statement of which this Prospectus forms a part with respect to the resale of the Shares from time to time in the over-the-counter market or in privately negotiated transactions.

     Certain of the Selling Shareholders, their associates and affiliates may from time to time be employees of, customers of, engage in transactions with, and/or perform services for the Company or its subsidiaries in the ordinary course of business.

                      PLAN OF DISTRIBUTION

     The Selling Shareholders may sell the Shares offered by this Prospectus from time to time in negotiated transactions in the over-the-counter market at fixed prices which may be changed from time to time, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The Selling Shareholders may effect such transactions by selling the Shares to or through broker/ dealers, and such broker/dealers may receive compensation in the form of discounts, concessions, or commissions from the Selling Shareholders and/or the purchasers of the Shares for which such broker/dealers may act as agent or to whom they may sell, as principal, or both (which compensation as to a particular broker/dealer may be in excess of customary compensation).

     The Selling Shareholders and any broker/dealers who act in connection with the sale of the Shares hereunder may be deemed to be "underwriters" within the meaning of 2(11) of the Securities Acts of 1933, and any commissions received by them and profit on any resale of the Shares as principal might be deemed to be underwriting discounts and commissions under the Securities Act. The Company has agreed to indemnify the Selling Shareholders and any securities broker/dealers who may be deemed to be underwriters against certain liabilities, including liabilities under the Securities Act as underwriters or otherwise.

     The Company has advised the Selling Shareholders that they and any securities broker/dealers or others who may be deemed to be statutory underwriters will be subject to the Prospectus delivery requirements under the Securities Act of 1933. The Company has also advised each Selling Shareholder that in the event of a "distribution" of the shares owned by the Selling Shareholder, such Selling Shareholder, any "affiliated purchasers", and any broker/ dealer or other person who participates in such distribution may be subject to Rule 10b-6 under the Securities Exchange Act of 1934 ("1934 Act") until their participation in that distribution is completed. A "distribution" is defined in Rule 10b-6 as an offering of securities "that is distinguished from ordinary trading transactions by the magnitude of the offering and the presence of special selling efforts and selling methods". The Company has also advised the Selling Shareholders that Rule 10b-7 under the 1934 Act prohibits any "stabilizing bid" or "stabilizing purchase" for the purpose of pegging, fixing or stabilizing the price of the Common Stock in connection with this offering.

     Rule 10b-6 makes it unlawful for any person who is participating in a distribution to bid for or purchase stock of the same class as is the subject of the distribution. If Rule 10b-6 applies to the offer and sale of any of the Shares, then participating broker/dealers will be obligated to cease market-making activities nine business days prior to their participation in the offer and sale of such Shares and may not recommence market-making activities until their participation in the distribution has been completed. If Rule 10b-6 applies to one or more of the principal market-makers in the Company's Common Stock, the market price of such stock could be adversely affected. See "RISK FACTORS".

                   DESCRIPTION OF COMMON STOCK

     The shares of Common Stock offered by this Prospectus are fully paid and non-assessable. Holders of the Common Stock do not have preemptive rights. Each stockholder is entitled to one vote for each share of Common stock held of record by such stockholder. There is no right to cumulate votes for election of directors. Upon liquidation of the Company, the assets then legally available for distribution to holders of the Common Stock will be distributed ratably among such shareholders in proportion to their stock holdings. Holders of Common Stock are entitled to dividends when, as and if declared by the Board of Directors out of funds legally available therefor.

                             GENERAL

     The Company's Bylaws provide that the Company will indemnify its directors and officers against expense and liabilities they incur to defend, settle or satisfy any civil or criminal action brought against them as a result of their being or having been Company directors or officers unless, in any such action, they have acted with gross negligence or willful misconduct. Officers and Directors are not entitled to be indemnified for claims or losses resulting from a breach of their duty of loyalty to the Company, for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law or a transaction from which the director derived an improper per-sonal benefit. Insofar as indemnification for liabilities arising under the Securities Act of l933 may be permitted to the Company's directors and officers, the Company has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of l933, and is, therefore, unenforceable.

     No dealer, salesman, or any other person has been authorized to give any information or to make any representations other than those contained in this prospectus in connection with this offering and, if given or made, such information or representations must not be relied upon as having been author-ized by the Company or the selling shareholders. This prospectus does not constitute an offer to sell, or a solicitation of any offer to buy, the securities offered in any jurisdiction to any person to whom it is unlawful to make an offer or solicitation. Neither the delivery of this prospectus nor any sale made hereunder shall, under any circumstances, create an implication that there has not been any change in the affairs of the Company since the date hereof or that any information contained herein is correct as to any time subsequent to its date.

     All dealers effecting transactions in the registered securities, whether or not participating in this distribution, may be required to deliver a prospectus. This is an addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.